Exhibit 99.1

Foresight: Eye-Net Receives First Order for Eye-Zone™ System from Leading Japanese Vehicle Manufacturer

Eye-Net has engaged in paid POC project to integrate Eye-Zone™ automotive system with vehicle manufacturer’s existing ADAS systems

Ness Ziona, Israel – February 28, 2023 – Foresight Autonomous Holdings Ltd. (Nasdaq and TASE: FRSX), an innovator in automotive vision systems, announced today that its wholly owned subsidiary, Eye-Net Mobile Ltd. (“Eye-Net” or “Eye-Net Mobile”), has received its first order for an Eye-Zone automotive system from a leading global Japanese vehicle manufacturer.

The parties will begin a paid proof of concept (POC) project to evaluate the added value and capabilities of Eye-Zone as a software vehicle-to-everything (V2X) communication layer, allowing for unprecedented, seamless communication between vehicles and all road users (including vulnerable road users). The POC will include the integration of Eye-Zone within the automaker’s advanced driver assistance system (ADAS) as an enhancement layer for the vehicle’s safety capabilities.

The POC will be conducted in collaboration with a leading Japanese technology and communication company that will provide the communication infrastructure and advanced communication modules.

Upon successful completion of the POC project, the parties will consider expanding the scope of the project to a commercial agreement. Furthermore, the leading Japanese technology company will consider distributing Eye-Net products in Japan by integrating Eye-Net’s solutions into local mass-user applications.

Eye-Zone is Eye-Net’s Linux-based solution, offering Eye-Net’s unique V2X technology for the automotive industry (OEMs, Tier One and Tier Two suppliers). Eye-Zone is a V2X collision detection and accident prevention solution that sends alerts and indications to the driver. Eye-Zone uses a unique virtual sensor RUDAR™ (Road Users Detection and Ranging) that provides a point cloud of the real time location, movement characteristics and probability of collision with each of the road users around the vehicle. Eye-Zone can be easily integrated into various automotive systems such as ADAS, navigation systems and infotainment systems.

For more information about Eye-Net Mobile, please visit www.eyenet-mobile.com, or follow the Company’s LinkedIn page, Eye-Net Mobile; Twitter, @EyeNetMobile1; and Instagram channel, Eyenetmobile1, the contents of which are not incorporated into this press release.

About Foresight

Foresight Autonomous Holdings Ltd. (Nasdaq and TASE: FRSX) is a technology company developing smart multi-spectral vision software solutions and cellular-based applications. Through the Company’s wholly owned subsidiaries, Foresight Automotive Ltd., Foresight Changzhou Automotive Ltd. and Eye-Net Mobile Ltd., Foresight develops both “in-line-of-sight” vision systems and “beyond-line-of-sight” accident-prevention solutions.

Foresight’s vision solutions include modules of automatic calibration and dense three-dimensional (3D) point cloud that can be applied to different markets such as automotive, defense, autonomous vehicles and heavy industrial equipment. Eye-Net Mobile’s cellular-based solution suite provides real-time pre-collision alerts to enhance road safety and situational awareness for all road users in the urban mobility environment by incorporating cutting-edge AI technology and advanced analytics.

For more information about Foresight and its wholly owned subsidiary, Foresight Automotive, visit www.foresightauto.com, follow @ForesightAuto1 on Twitter, or join Foresight Automotive on LinkedIn.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, Foresight is using forward-looking statements in this press release when it discusses the potential benefits of its products, the possibility of expanding the scope of the project to a commercial agreement and the potential for the leading Japanese technology company to distribute Eye-Net’s products in Japan. Because such statements deal with future events and are based on Foresight’s current expectations, they are subject to various risks and uncertainties, and actual results, performance or achievements of Foresight could differ materially from those described in or implied by the statements in this press release.

The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” in Foresight’s annual report on Form 20-F filed with the Securities and Exchange Commission (“SEC”) on March 31, 2022, and in any subsequent filings with the SEC. Except as otherwise required by law, Foresight undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release. Foresight is not responsible for the contents of third-party websites.

Investor Relations Contact:

Miri Segal-Scharia

CEO

MS-IR LLC

msegal@ms-ir.com

917-607-8654